CUSIP NO. 05105P107	13D	Page 1 of 13

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

Augmedix, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

05105P107

(CUSIP Number)

Matthew C. Bonner

c/o DCM

2420 Sand Hill Road, Suite 200

Menlo Park, CA 94025

(650) 233-1400

COPY TO:

Christine Wichrowski, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

550 Allerton Street, Redwood City, California 94063

(650) 321-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 05105P107	13D	Page 2 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM VI, L.P. (“DCM VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,438,408 common shares (which includes 269,490 shares underlying warrants to purchase common stock held by DCM VI), except that DCM Investment Management VI, L.P. (“DGP VI”), the general partner of DCM VI, and DCM International VI, Ltd. (“UGP VI”), the general partner of DGP VI, may be deemed to have sole power to vote these shares, and F. Hurst Lin (“Lin”) and Matthew C. Bonner (“Bonner”), the directors of UGP VI, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
4,438,408 common shares (which includes 269,490 shares underlying warrants to purchase common stock held by DCM VI), except that DGP VI, the general partner of DCM VI, and UGP VI, the general partner of DGP VI, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of UGP VI, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,438,408
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.1%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 05105P107	13D	Page 3 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Investment Management VI, L.P. (“DGP VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,438,408 common shares (which includes 269,490 shares underlying warrants to purchase common stock held by DCM VI), except that DCM Investment Management VI, L.P. (“DGP VI”), the general partner of DCM VI, and DCM International VI, Ltd. (“UGP VI”), the general partner of DGP VI, may be deemed to have sole power to vote these shares, and F. Hurst Lin (“Lin”) and Matthew C. Bonner (“Bonner”), the directors of UGP VI, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
4,438,408 common shares (which includes 269,490 shares underlying warrants to purchase common stock held by DCM VI) all of which are directly owned by DCM VI. DGP VI, the general partner of DCM VI, may be deemed to have sole power to dispose of these shares, except that UGP VI, the general partner of DGP VI, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of UGP VI, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,438,408
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.1%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 05105P107	13D	Page 4 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM International VI, Ltd. (“UGP VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,438,408 common shares (which includes 269,490 shares underlying warrants to purchase common stock held by DCM VI) all of which are directly owned by DCM VI. UGP VI is the general partner of DGP VI, the general partner of DCM VI, and may be deemed to have sole power to vote these shares, except DGP VI, the general partner of DCM VI, may be deemed to have sole power to vote these shares, and Lin and Bonner, the directors of UGP VI, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
4,438,408 common shares (which includes 269,490 shares underlying warrants to purchase common stock held by DCM VI) all of which are directly owned by DCM VI. UGP VI is the general partner of DGP VI, the general partner of DCM VI, and may be deemed to have sole power to dispose of these shares, except DGP VI, the general partner of DCM VI, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of UGP VI, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,438,408
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.1%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 05105P107	13D	Page 5 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON A-Fund, L.P. (“A-Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
20,007 common shares, except that A-Fund Investment Management, L.P. (“A-Fund DGP”), the general partner of A-Fund, and A-Fund International, Ltd. (“A-Fund UGP”), the general partner of A-Fund DGP, may be deemed to have sole power to vote these shares, and Lin and Bonner, the directors of A-Fund UGP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
20,007 common shares, except that A-Fund DGP, the general partner of A-Fund, and A-Fund UGP, the general partner of A-Fund DGP, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of A-Fund UGP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	20,007
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 05105P107	13D	Page 6 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON A-Fund Investment Management, L.P. (“A-Fund DGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
20,007 common shares all of which are directly owned by A-Fund. A-Fund DGP, the general partner of A-Fund, may be deemed to have sole power to vote these shares, except that A-Fund UGP, the general partner of A-Fund DGP, may be deemed to have sole power to vote these shares, and Lin and Bonner, the directors of A-Fund UGP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
20,007 common shares all of which are directly owned by A-Fund. A-Fund DGP, the general partner of A-Fund, may be deemed to have sole power to dispose of these shares, except that A-Fund UGP, the general partner of A-Fund DGP, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of A-Fund UGP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	20,007
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 05105P107	13D	Page 7 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON A-Fund International, Ltd. (“A-Fund UGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
20,007 common shares all of which are directly owned by A-Fund. A-Fund UGP is the general partner of A-Fund DGP, the general partner of A-Fund, and may be deemed to have sole power to vote these shares, except A-Fund DGP, the general partner of A-Fund, may be deemed to have sole power to vote these shares, and Lin and Bonner, the directors of A-Fund UGP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
20,007 common shares all of which are directly owned by A-Fund. A-Fund UGP is the general partner of A-Fund DGP, the general partner of A-Fund, and may be deemed to have sole power to dispose of these shares, except A-Fund DGP, the general partner of A-Fund, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of A-Fund UGP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	20,007
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 05105P107	13D	Page 8 of 13

1	NAME OF REPORTING PERSON	F. Hurst Lin (“Lin”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		4,458,415 common shares of which 4,438,408 (which includes 269,490 shares underlying warrants to purchase common stock held by DCM VI) are directly owned by DCM VI and 20,007 are owned directly by A-Fund. Lin is a director of each of UGP VI, the general partner of DGP VI, which is the general partner of DCM VI, and A-Fund UGP, the general partner of A-Fund DGP, which is the general partner of A-Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		4,458,415 common shares of which 4,438,408 (which includes 269,490 shares underlying warrants to purchase common stock held by DCM VI) are directly owned by DCM VI and 20,007 are owned directly by A-Fund. Lin is a director of each of UGP VI, the general partner of DGP VI, which is the general partner of DCM VI, and A-Fund UGP, the general partner of A-Fund DGP, which is the general partner of A-Fund, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,458,415
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.1%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 05105P107	13D	Page 9 of 13

1	NAME OF REPORTING PERSON	Matthew C. Bonner (“Bonner”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		4,458,415 common shares of which 4,438,408 (which includes 269,490 shares underlying warrants to purchase common stock held by DCM VI) are directly owned by DCM VI and 20,007 are owned directly by A-Fund. Bonner is a director of each of UGP VI, the general partner of DGP VI, which is the general partner of DCM VI, and A-Fund UGP, the general partner of A-Fund DGP, which is the general partner of A-Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		4,458,415 common shares of which 4,438,408 (which includes 269,490 shares underlying warrants to purchase common stock held by DCM VI) are directly owned by DCM VI and 20,007 are owned directly by A-Fund. Bonner is a director of each of UGP VI, the general partner of DGP VI, which is the general partner of DCM VI, and A-Fund UGP, the general partner of A-Fund DGP, which is the general partner of A-Fund, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,458,415
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.1%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 05105P107	13D	Page 10 of 13

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 4 supplements and amends the Schedule 13D that was originally filed on October 5, 2020 as amended by Amendment No. 1 filed on October 28, 2021, Amendment No. 2 filed on January 26, 2023 and Amendment No. 3 filed on November 3, 2023 (the “Original Schedule 13D”). This Amendment No. 4 relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Augmedix, Inc., a Delaware corporation (the “Company”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 4 have the meanings ascribed to them in the Original Schedule 13D. The Company’s principal executive offices are located at 1161 Mission Street, Suite LL, San Francisco, California, 94103.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a,b) Regarding aggregate beneficial ownership, see Row 9 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 5 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 6 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 8 of the cover page of each Reporting Person. Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership in the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities. The percentage listed in Row 11 for each Reporting Person was calculated based upon 48,555,216 outstanding shares of common stock outstanding as disclosed by the Company in its Prospectus Supplement filed on November 17, 2023.

CUSIP NO. 05105P107	13D	Page 11 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: November 20, 2023

DCM VI, L.P.

By: DCM Investment Management VI, L.P.
Its General Partner

By: DCM International VI, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM INVESTMENT MANAGEMENT VI, L.P.

By: DCM International VI, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM International VI, Ltd.

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

A-FUND, L.P.

By: A-FUND INVESTMENT MANAGEMENT, L.P.
Its General Partner

By: A-FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

A-FUND INVESTMENT MANAGEMENT, L.P.

By: A-FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

CUSIP NO. 05105P107	13D	Page 12 of 13

A-FUND INTERNATIONAL, LTD.

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

F. HURST LIN

/s/ F. Hurst Lin
Matthew C. Bonner, Attorney-In-Fact*

MATTHEW C. BONNER

/s/ Matthew C. Bonner
Matthew C. Bonner

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 05105P107	13D	Page 13 of 13

exhibit A

Agreement of Joint Filing

The Reporting Persons agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Augmedix, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.